UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

IDEAL POWER INC.
(Name of Issuer)

Common Stock
(Title of Securities)

451622 10 4
(CUSIP Number)

November 21, 2013
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ x ] Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP No. 451622 10 4
___________________________________________________________________________________ 1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) William C. Alexander
___________________________________________________________________________________ 2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
___________________________________________________________________________________ 3. SEC Use Only
4. Citizenship or Place of Organization: United States Number of Shares Beneficially Owned by Each Reporting Person With:
5. Sole Voting Power 484,995(1) 6. Shared Voting Power 0
7. Sole Dispositive Power 484,995
8. Shared Dispositive Power 0
___________________________________________________________________________________ 9. Aggregate Amount Beneficially Owned by Each Reporting Person 484,995
___________________________________________________________________________________ 10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
___________________________________________________________________________________ 11. Percent of Class Represented by Amount in Row (9) 7%(2)
___________________________________________________________________________________ 12. Type of Reporting Person (See Instructions) IN
(1) Includes the right to purchase 14,000 shares of common stock pursuant to an option granted on July 19, 2013.
(2) Based on 6,931,968 shares of common stock outstanding as of December 31, 2013 as provided by the Issuer.

Item 1(a):  Name of Issuer.  The name of the Issuer is Ideal Power Inc.

Item 1(b):  Address of Issuer’s Principal Executive Offices.  The Issuer’s principal executive offices are located at 5004 Bee Creek Road, Suite 600, Spicewood, Texas 78669.

Item 2(a):  Name of Person Filing. William C. Alexander is the “Reporting Person”.

Item 2(b):  Address or Principal Business Office or, if none, Residence.  The Reporting Person’s address is 5004 Bee Creek Road, Suite 600, Spicewood, Texas 78669.

2(c):  Citizenship:  The Reporting Person is a citizen of the United States

2(d):  Title of Class of Securities:  The Reporting Person owns Common Stock of the Issuer.

2(e):  CUSIP No.:  The Issuer’s CUSIP number is 451622 10 4.

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [  ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [  ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [  ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [  ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) [  ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) [  ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) [  ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) [  ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [  ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [  ] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k) [  ] Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 3 is not applicable to the Reporting Person.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: The Reporting Person beneficially owns an aggregate of 484,995 shares of the Issuer’s Common Stock.  Of this amount, 14,000 shares of Common Stock may be purchased pursuant to an option granted to the Reporting Person on July 19, 2013.  The option covers a total of 41,999 shares of Common Stock.  The right to purchase one-third of the shares of Common Stock covered by the option vested on December 31, 2013.

(b) Percent of class:  7%.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:  484,995

(ii) Shared power to vote or to direct the vote:  0

(iii) Sole power to dispose or to direct the disposition of:  484,995

(iv) Shared power to dispose or to direct the disposition of:  0

Item 5.  Ownership of 5 Percent or Less of a Class.  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ].  Item 5 is not applicable to the Reporting Person.

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.  Item 6 is not applicable to the Reporting Person.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.  Item 7 is not applicable to the Reporting Person.

Item 8.  Identification and Classification of Members of the Group. If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.  Item 8 is not applicable to the Reporting Person.

Item 9.  Notice of Dissolution of Group.  Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.  Item 9 is not applicable to the Reporting Person.

Item 10.  Certification.  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 2, 2014

/s/ William C. Alexander
William C. Alexander